SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 19, 2009
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

Explanatory Note
This Report on Form 6-K contains a press release of Qimonda AG, dated March 13, 2009, announcing its ongoing search for investors, putting its Qimonda Dresden facililty into standby mode and the formation of a transfer company, which is hereby incorporated by reference into the Registration Statement on Form F-3, Registration No. 333-145983.

Talks to find a solution to keep Qimonda in operation will continue beyond the end of March — Production in Dresden to be put on standby — Employees to be offered reassignment to transfer company
Munich —March 13, 2009 — Talks with potential investors regarding a solution to keep Qimonda in operation will continue beyond the end of March 2009. “Various investors have signalled their interest, but as yet there are no binding offers on the table. As anticipated, it will not be possible to reach a conclusive solution by the end of March,” announced preliminary insolvency administrator Dr. Michael Jaffé today after a meeting with the creditors committee.
The employees of the insolvent Qimonda AG and Qimonda Dresden OHG will be able to claim compensation by means of statutory insolvency payments until the end of March 2009. By the end of March, the bankruptcy court in Munich will also have received the preliminary insolvency administrator’s report on the basis of which the court will make a decision on whether to open insolvency proceedings.
From April 1, 2009 — the expected opening date for insolvency proceedings — the company would have to cover all wage and salary payments itself. Continuing production at full cost on the same scale as before can be ruled out, however, due to the sustained price decline in the chip industry and the enormous losses that would result. For this reason, production in Dresden will gradually be ramped down and put into “standby mode” by March 31, 2009. This will allow production to be resumed at any time, should it be possible to successfully conclude negotiations with potential investors.

Page 2 of 3 March 13, 2009
A transfer company is to be formed to keep open the option of continuing production and business operations whilst preserving the interests of both employees and creditors. From April 1, 2009, employees at German sites are to be offered reassignment to the transfer company, as soon as financing has been secured. Talks with the works council regarding details of future employment in the transfer company and other possible personnel measures, are to be concluded in the near future.
It is also planned that a core team led by the insolvency administrator will continue to work within the company in order to maintain the leading Buried Wordline Technology and oversee the investor process.
“Ramping down production, maintaining the Buried Wordline Technology and reassigning employees to the transfer company are vital prerequisites which enable us to pursue a potential solution with the aim of preserving as many jobs as possible” said Dr. Jaffé.
Since petitioning for insolvency on January 23, the memory chip manufacturer has drastically cut costs and, by concentrating on the competitive Buried Wordline Technology, laid the necessary foundations for long-lasting future operations. Qimonda’s leading position in DDR3 technology was also recently confirmed by Intel. “This high technology is of great significance for Germany as an industrial centre and for Europe overall. We will continue to make this clear in the ongoing talks with policy makers in Saxony, Bavaria, Germany, Portugal and the European Union. Qimonda is a key component of the European microchip industry,” said Kin Wah Loh, CEO of Qimonda AG.

Page 3 of 3 March 13, 2009
No final decisions have been reached as yet with regard to the future structure of the company. This also applies to a decision over whether parts of the business which are able to continue operations will be retained by Qimonda or transferred to a new company belonging to new investors. In the latter case, or if no investors can be found to finance Qimonda’s continued operation, Qimonda AG, which would legally be dissolved with the opening of insolvency proceedings, would most likely be liquidated.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a diversified DRAM product portfolio. The company generated net sales of Euro 1.79 billion in financial year 2008 and had - prior to its announcement of a repositioning of its business — approximately 12,200 employees worldwide, of which 1,400 were in Munich, 3,200 in Dresden and 2,800 in Richmond (Virginia, USA). The company provides DRAM products with a focus on infrastructure and graphics applications, using its power saving technologies and designs. Qimonda is an active innovator and brings high performance, low power consumption and small chip sizes to the market based on its breakthrough Buried Wordline technology. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned investments and repositioning efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F which is available without charge on our website and at www.sec.gov
For the business and trade press

Public Relations Worldwide Headquarters U.S.A. Asia Investor Relations Worldwide	Name Ralph Heinrich Glen Haley Isabel Chen Andreas Schaller	Phone +49 89 60088 1300 +1 919 677 4554 +886 2 8170 8177 +49 89 60088 1200	E-mail ralph.heinrich@qimonda.com glen.haley@qimonda.com isabel.chen@qimonda.com andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: March 19, 2009	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Thomas J. Seifert
Thomas J. Seifert
Chief Operating Officer, Chief Financial Officer and Member of the Management Board